Exhibit 99.1

News Release 6/2011 June 16, 2011

Secretary of Economy of México lays First Stone at Minera Boleo

Santa Rosalía, Baja California Sur, México, June 16, 2011 – Baja Mining Corp. ("Baja or the “Company”) (TSX:BAJ - OTCQX: BAJFF) is pleased to announce that Dr. Bruno Ferrari Garcia de Alba, Secretary of Economy of México as the personal representative of the President of Mexico, presided over the ceremony to lay the First Stone of Boleo’s mining construction at its 70% owned copper-cobalt-zinc project (“Boleo”), located near Santa Rosalía, Baja California Sur, México on June 15, 2011.

This project is of considerable importance to the regional and national economy, as it represents a major investment of US $1.2 Billion, significant job creation with up to 3,000 jobs being offered by the time of peak construction and an increase in the export of vital copper, cobalt and zinc commodities.

The Secretary of Economy of México was welcomed at the site by the Company’s President and CEO, John Greenslade, the Governor of Baja California Sur, Lic. Marcos Alberto Covarrubias Villaseñor, the Municipal President of Mulegé, Lic. Guillermo Santillán Meza and a 130-strong audience including senior management from the Company’s Korean Consortium minority partner, shareholders from London, U.K. and New York City and members of the local Santa Rosalía community.

A series of brief speeches were made from the Federal, State and Municipal Government, and Korean Resources Corporation which highlighted the key characteristics and advantages of the Boleo Project.

“It is a great honour and privilege for the Company to receive this Federal, State and Municipal Government support and recognition, and we are thrilled to welcome all the guests to this momentous First Stone laying event to celebrate the commencement of construction at the Boleo Project,” said Baja’s President and CEO, John Greenslade.

The Boleo project is currently meeting its scheduled milestones, with environmental compliance and surface mining activities continuing in targeted areas, the processing plant and road earthworks well underway, in addition to the site camp, utilities and services being finalized. Ongoing delivery of major equipment and materials, including the major ore grinding equipment (scheduled to arrive on site in July 2011) is supporting the timely starting of the broader plant construction plans in accordance with the schedule of the project’s EPCM contractor. First copper production remains on target for first quarter, 2013.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, México. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

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News Release 6/2011 June 16, 2011

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at 604 685 2323.

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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